Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended September 30, 2024

Maroussi, Greece, November 22, 2024 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (“we”, “our”, “us”, the “Company” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three and nine-month periods ended September 30, 2024.

Summary

For the three months ended September 30, 2024, our Revenues, net were $13.8 million an increase of $2.7 million, or 24.3%, over the comparable quarter in 2023. For the same period, our time charter equivalent (“TCE”) revenues were $11.7 million, an increase of $2.4 million, or 25.5%, over the comparable quarter in 2023. Our net income attributable to common shareholders for the three months ended September 30, 2024, was $3.6 million, an increase of $0.4 million over the comparable period in 2023. For the third quarter of 2024, the net income per common share was $0.34 basic and $0.31 diluted compared to the net income per common share of $0.29 basic and $0.26 diluted for the same period in 2023. Our Adjusted EBITDA for the three months ended September 30, 2024, was $6.7 million, an increase of $1.2 million over the comparable period in 2023. Please see “Non-GAAP Measures and Definitions” below.

On July 30, 2024, we agreed with an existing lender to refinance the existing debt of one of our subsidiaries, the Seventhone Corp. The amended loan agreement provides a five year amortizing bank loan, due July 2029, with similar quarterly repayments, priced at SOFR plus 2.40% (from 3.35%) and is secured by, among other things, the vessel “Pyxis Theta”. In addition, the same lender agreed to reduce the interest margin from 3.15% to 2.40% applicable to our subsidiary’s Eleventhone Corp. (“Pyxis Lamda”) credit facility which matures in December 2026. As of September 30, 2024, the outstanding balance of these two separate loans aggregated $26.5 million, and the average reduction in interest margin was 85 basis points.

Valentios Valentis, our Chairman and Chief Executive Officer, commented:

“We are pleased to report solid results for the third fiscal quarter of 2024 with revenues, net of $13.8 million and net income attributable to common shareholders of $3.6 million with basic earnings per share of $0.34 basic and $0.31 diluted. In the quarter ended September 30, 2024, the product tanker sector continued to experience a healthy chartering environment driven by global demand for transportation fuels, tight inventories of many petroleum products, supportive refinery activity, combined with the significant effects of the ongoing conflicts in Ukraine and the Middle East which has led to continued market dislocation of shifting trade patterns and ton-mile expansion of seaborne cargo transportation. During the third quarter, we reported an average daily TCE for our MRs of $29,826. Despite the usual seasonal slowdown, the product tanker environment remains resilient, and as of November 20, 2024, 69% of our MR available days in the quarter ending December 31, 2024, were booked at an average estimated TCE of $24,630 per day. We own and operate three modern eco-efficient MRs, one of which are currently employed under short-term time charters and two on spot voyage. On the dry bulk side, chartering conditions have recently been lackluster. For the quarter ended September 30, 2024, our three mid-sized eco-efficient bulk carriers generated an average TCE of $13,841 per day. All of our dry bulk vessels are currently employed under short-term time charters, and as of November 20, 2024, the average estimated TCE was $13,190/d with bookings of 55% of available days in the 2024 fourth quarter.

We are guardedly optimistic about the chartering environment for product tankers and dry bulk carriers for the near-term. Modest global demand growth for seaborne cargoes across a broad range of refined petroleum products and dry-bulk commodities is expected to continue with the respective orderbooks remaining relatively manageable. Longer-term supply/demand fundamentals remain constructive, especially given the fleet age profiles of both sectors. Even though inflation is decelerating with the possibility of further interest rate cuts and continued moderate global economic growth, the uncertainty surrounding macro-economic conditions and unfolding global events necessitate continued prudent risk management. Beyond the expected uptick in demand for the winter season, the tanker sector may benefit from the prospect of greater restrictions against certain sanctioned countries which may help offset the effects of the possible de-escalation of armed conflicts. However, the potential expansion of tariffs amongst major trading partners is likely to lead to further market dislocation and volatility.

Vessel values are still near historical highs but have started to moderate. We will continue to scrutinize the second-hand market for compelling vessel acquisitions, primarily in the product tanker sector. In the meantime, we expect to continue to pursue the repurchase of additional common shares under our authorized program, while repaying scheduled bank debt as well as maintaining operational and capital discipline. Since June, 2023, and as of November 20, 2024 we have repurchased of 581K common shares in the open market and redeemed all the outstanding Series A Convertible Preferred Stock, which eliminated potential dilution of 1.8 million common shares, or in aggregate 2.38 million shares on a fully diluted basis, further enhancing shareholder value. “

Results for the Three Months ended September 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

For the three months ended September 30, 2024, we reported Revenues, net of $13.8 million, or 24.3% higher than $11.1 million in the comparable 2023 period. Our net income attributable to common shareholders was $3.6 million, or $0.34 basic and $0.31 diluted net income per common share, compared to a net income attributable to common shareholders of $3.1 million, or $0.29 basic and $0.26 diluted net income per common share, for the same period in 2023. The weighted average number of basic common shares decreased by 0.17 million to 10.57 million in the most recent period versus the third quarter of 2023. The weighted average number of diluted common shares also decreased in 2024 to 11.9 million shares, which assumes the full conversion of all the outstanding Series A Convertible Preferred Stock in the most recent period. The average MR daily TCE rate during the third quarter of 2024 was $29,826 or 6.4% higher than the $28,024 MR daily TCE rate for the same period in 2023, due to better market conditions. The new dry-bulkers, the Ultramax carrier (which was acquired in September of 2023) and the two Kamsarmaxes (which were acquired in February and June of 2024), had an average TCE rate of $13,841 for the third quarter of 2024. The revenue mix of the MR tankers for the third quarter of 2024 was 59% from short-term time charters and 41% from spot market employment, while the dry-bulk carriers were hired for short-term time charters. Adjusted EBITDA increased by $1.2 million to $6.7 million in the third quarter of 2024 from $5.5 million for the same period in 2023 primarily due to 167 more ownership days for our fleet, from 385 days in the third quarter of 2023 compared to 552 in the third quarter of 2024, and higher average TCE rates for our MRs.

Tanker fleet		Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)		2023	2024	2023	2024

MR Revenues, net [1]		$11,098	9,593	32,219	29,417
MR Voyage related costs and commissions [1]		(1,654)	(1,480)	(4,910)	(3,972)
MR Time charter equivalent revenues [1,3]		$9,444	8,113	27,309	25,445

MR Total operating days [1]		337	272	1,075	808
MR Daily Time Charter Equivalent rate [1,3]	$/d	28,024	29,826	25,404	31,492
Average number of MR vessels [1]		4.0	3.0	4.3	3.0

Dry-bulk fleet		Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)		2023	2024	2023	2024

Dry-bulk Revenues, net [2]	$	n/a	4,199	n/a	10,090
Dry-bulk Voyage related costs and commissions [2]		n/a	(642)	n/a	(1,465)
Dry-bulk charter equivalent revenues [2,3]	$	n/a	3,557	n/a	8,625

Dry-bulk Total operating days [2]		n/a	257	n/a	509
Dry-bulk Daily Time Charter Equivalent rate [2,3]	$/d	n/a	13,841	n/a	16,946
Average number of Dry-bulk vessels [2]		n/a	3.0	n/a	2.2

Total fleet		Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)		2023	2024	2023	2024

Revenues, net [1,2]		$11,098	13,792	32,219	39,507
Voyage related costs and commissions [1,2]		(1,654)	(2,121)	(4,910)	(5,436)
Charter equivalent revenues [1,2,3]		$9,444	11,671	27,309	34,071

Total operating days [1,2]		337	529	1,075	1,317
Daily Time Charter Equivalent rate [1,2,3]	$/d	28,024	22,060	25,404	25,870
Average number of vessels [1,2]		4.0	6.0	4.3	5.2

1 a) The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

b) Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022, respectively, have been excluded in the above table. Both vessels were under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the nine months ended September 30, 2022, “Revenues, net” attributable to these vessels was $595 thousand and “Voyage related costs and commissions” was $386 thousand. For the three and nine months ended September 30, 2023, the same expenses attributable to these vessels were nil and $10 thousand, respectively.

c) Also, a $6 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the nine months of 2023.

2 a) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

b) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

c) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August.

d) The above data exclude the dry bulk “Konkar Ormi” delivered to our Joint Venture on September 14, 2023. The “Konkar Ormi” commenced the initial charter on October 5, 2023. Thus, “Voyage related costs and commissions” of $141 thousand related to the drybulk vessel are not included in the above table.

3 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion & Analysis of Financial Results for the Three Months ended September 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $13.8 million for the three months ended September 30, 2024, represented an increase of $2.7 million, or 24.3%, from $11.1 million in the comparable period of 2023. In the third quarter of 2024, our average daily TCE rate for our MR fleet was $29,826, a $1,802 per day increase from $28,024 for the same period in 2023, and for our recently acquired dry-bulk fleet was $13,841 per day. Solid market conditions continued as our MRs generated utilization of 98.6% as compared to 98.5% in the same quarter of 2023. Our dry-bulk carriers for the three months ended September 30, 2024 achieved 93.1% utilization. Total fleet ownership days in the third quarter of 2024 were 552 on an average of 6.0 vessels compared with 385 days on an average of 4.0 vessels for the same period of 2023. This increase was due to the sale of the “Pyxis Epsilon” in December 2023 which was more than offset by the acquisitions of the dry-bulk carriers “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” in September 2023, February 2024 and June 2024, respectively.

Voyage related costs and commissions: Voyage related costs and commissions of $2.1 million in the third quarter of 2024, represented an increase of $0.3 million, or 18.2%, from $1.8 million in the same period of 2023. Spot employment days for our vessels, including idle days, were 114 days in the third quarter in 2024, 18 days lower compared to 132 days in the same period of 2023, which was partially offset by the higher bunkers consumed in the third quarter of 2024. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.8 million for the three-month period ended September 30, 2024, represented an increase of $1.1 million, or 39.9% compared to same period in 2023, which reflected 167 more vessel ownership days and inflationary cost pressures.

General and administrative expenses: General and administrative expenses of $0.7 million for the third quarter of 2024 decreased by 13.9% compared to $0.8 million in the same period of 2023. The decrease was attributable to lower professional fees.

Management fees: For the three months ended September 30, 2024, management fees charged by our tanker ship manager, Pyxis Maritime Corp. (“Maritime”), our dry-bulk ship manager Konkar Shipping Agencies S.A. (“Konkar Agencies”), both affiliated entities of our Chairman and Chief Executive Officer, Mr. Valentis, and from International Tanker Management Ltd. (“ITM”), the technical manager of our MRs, increased by $0.1 million, reflecting 167 more vessel ownership days compared to the same period in 2023.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended September 30, 2024, remained flat compared to the same period of 2023.

Depreciation: Depreciation of $1.9 million for the quarter that ended September 30, 2024, represented an increase of $0.6 million, or 44.6% compared to $1.3 million in 2023 and reflected additional depreciation for the newly acquired bulkers “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” partially offset by depreciation ceasing of the sold tanker “Pyxis Epsilon”.

Interest and finance costs: Interest and finance costs for the quarter ended September 30, 2024, were $1.8 million compared to $1.4 million in the comparable period in 2023, represented an increase of $0.4 million, or 31.0%. This increase was attributed to higher average debt levels offset by lower SOFR referenced interest rates paid on all the floating rate bank debt. On July 30, 2024, we agreed with an existing lender to refinance the Seventhone Corp. (“Pyxis Theta”) outstanding debt of $10.75 million. The amended agreement provides a five year amortizing bank loan with similar quarterly repayment with a maturity of July 2029 and reduce pricing to SOFR plus 2.40% (from SOFR plus 3.35%). In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding $16.5 million loan to the Eleventhone Corp. (“Pyxis Lamda”).

Interest income: Interest income of $0.6 million was received during the quarter ended September 30, 2024 from the Company’s short term time deposits compared to $0.4 million for the same period in 2023, an increase of $0.2 million, or 47.2%, due to higher cash balances.

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $39.5 million for the nine months ended September 30, 2024, represented an increase of $7.3 million, or 22.6%, from $32.2 million in the comparable period of 2023. In the nine-month period of 2024, our MR daily TCE rate for our three MRs was $31,492, a $6,088 per day increase from the 2023 period as a result of higher demurrage income due to greater spot chartering activity and better market conditions. Revenues, net also enhanced due to the dry vessel additions which contributed 509 operating days. For the 2024 period, our dry-bulk daily TCE rate was $16,946.

Voyage related costs and commissions: Voyage related costs and commissions of $5.4 million for the nine months ended September 30, 2024, increased $0.4 million from $5.1 million in the same period of 2023. For the nine months ended September 30, 2024, our MRs were on spot charters or unfixed for 364 days in total, compared to 302 days in 2023. This higher spot chartering activity for our MRs contribute higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions. In the first nine-months of 2024 these higher expenses were offset by lower bunker fuel costs.

Vessel operating expenses: Vessel operating expenses of $9.9 million for the nine months ended September 30, 2024, represented a $1.4 million or 16.5% increase compared to $8.5 million for the same period in 2023. This increase was mainly attributed to the 227-day increase in ownership days from 1,191 for the nine months ended September 30, 2023 to 1,418 for the 2024 period.

General and administrative expenses: General and administrative expenses of $2.2 million for the nine months ended September 30, 2024, represented a decrease of $0.6 million or 20.2%, from $2.8 million in the comparable period in 2023, mainly due to the performance bonus of $0.6 million that paid in the first quarter of 2023 to Maritime, partially offset by increased administrative fees due to Maritime and Konkar Agencies which were adjusted by 3.5% to reflect the 2024 inflation rate in Greece.

Management fees: For the nine months ended September 30, 2024, management fees increased $0.2 million with the comparable period of 2023. Management fees represent the charges by Maritime, Konkar Agencies and ITM.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the nine months ended September 30, 2024, remained stable compared to the same period in 2023.

Depreciation: Depreciation of $5.0 million for the nine months ended September 30, 2024, increased by $1.0 million or 26.6% compared to $4.0 million in the comparable period of 2023. The increase was attributed to the additions of newly acquired dry-bulk vessels partially counterbalanced by the ceasing of depreciation from the sales of tankers “Pyxis Malou” during the first quarter of 2023 and “Pyxis Epsilon” in late 2023.

Gain from the sale of vessels, net: During the nine months ended September 30, 2023, we recorded a gain from the sale of the “Pyxis Malou” of $8.0 million, which occurred in the first quarter of 2023.

Loss from debt extinguishment: During the nine months ended September 30, 2023, we recorded a loss from debt extinguishment of $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the first quarter loan repayments from the sale of the “Pyxis Malou” and debt refinancing of the “Pyxis Karteria”.

Interest and finance costs: Interest and finance costs for the nine months ended September 30, 2024, were $4.9 million, compared to $4.2 million in the comparable period in 2023, an increase of $0.7 million, or 16.6%. Despite lower LIBOR/SOFR indexed rates paid on all the floating rate bank debt, this increase was primarily attributable to higher average debt levels. On February 15, 2024, we completed the bank financing of the newly acquired dry-bulk carrier, “Konkar Asteri” with a five year secured loan of $14.5 million. On June 27, 2024, the Company completed the debt financing of the newly acquired dry-bulk carrier “Konkar Venture” with a $16.5 million five year secured loan from an existing lender. On July 30,2024, we agreed with an existing lender to amend the Seventhone Corp. (“Pyxis Theta”) outstanding debt of $10.75 million to a maturity of July 2029 and reduce pricing to SOFR plus 2.40%. In addition, the same bank agreed to reduce the interest margin from 3.15% to 2.40% on the outstanding $16.5 million loan to the Eleventhone Corp. (“Pyxis Lamda”).

Interest income: Interest income of $1.8 million was received during the nine-month period ended September 30, 2024 from the Company’s short term time deposits increased by $1.0 million or 128.9% compared to $0.8 million for the same period in 2023. The increase was a result of higher available cash balances invested in time deposits during the most recent period.

Interim Consolidated Statements of Income

For the three months ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended September 30,
	2023	2024

Revenues, net	$11,098	$13,792

Expenses:
Voyage related costs and commissions	(1,795)	(2,121)
Vessel operating expenses	(2,692)	(3,765)
General and administrative expenses	(806)	(695)
Management fees, related parties	(136)	(340)
Management fees, other	(189)	(133)
Amortization of special survey costs	(98)	(98)
Depreciation	(1,317)	(1,905)
Allowance for credit losses	22	—
Operating income	4,087	4,735

Other expenses:
Interest and finance costs	(1,393)	(1,825)
Interest income	386	568
Total other expenses, net	(1,007)	(1,257)

Net income	$3,080	$3,478

Loss assumed by non-controlling interests	261	234
Net income attributable to Pyxis Tankers Inc.	$3,341	$3,712

Dividend Series A Convertible Preferred Stock	(195)	(147)
Net income attributable to common shareholders	$3,146	$3,565

Income per common share, basic	$0.29	$0.34
Income per common share, diluted	$0.26	$0.31

Weighted average number of common shares, basic	10,739,700	10,572,027
Weighted average number of common shares, diluted	12,562,685	11,927,523

Interim Consolidated Statements of Income

For the nine months ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine months ended September 30,
	2023	2024

Revenues, net	$32,219	$39,507

Expenses:
Voyage related costs and commissions	(5,068)	(5,436)
Vessel operating expenses	(8,482)	(9,881)
General and administrative expenses	(2,808)	(2,241)
Management fees, related parties	(466)	(838)
Management fees, other	(586)	(377)
Amortization of special survey costs	(274)	(292)
Depreciation	(3,951)	(5,000)
Allowance for credit losses	97	—
Gain from the sale of vessels, net	8,017	—
Operating income	18,698	15,442

Other expenses, net:
Loss from debt extinguishment	(287)	—
Loss from financial derivative instruments	(59)	—
Interest and finance costs	(4,201)	(4,898)
Interest income	799	1,829
Total other expenses, net	(3,748)	(3,069)

Net income	$14,950	$12,373

Loss assumed by non-controlling interests	261	181
Net income attributable to Pyxis Tankers Inc.	$15,211	$12,554

Dividend Series A Convertible Preferred Stock	(613)	(530)
Net income attributable to common shareholders	$14,598	$12,024

Income per common share, basic	$1.35	$1.14
Income per common share, diluted	$1.21	$1.06

Weighted average number of common shares, basic	10,749,449	10,510,874
Weighted average number of common shares, diluted	12,551,528	11,866,370

Consolidated Balance Sheets

As of December 31, 2023 and September 30, 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	September 30,
	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,539	$25,365
Short-term investment in time deposits	20,000	17,000
Inventories	957	1,020
Trade accounts receivable, net	4,964	9,332
Due from related parties	194	—
Prepayments and other current assets	226	621
Total current assets	60,880	53,338

FIXED ASSETS, NET:
Vessels, net	99,273	141,929
Advance for vessel acquisition	2,663	—
Total fixed assets, net	101,936	141,929

OTHER NON-CURRENT ASSETS:
Restricted cash	1,800	1,350
Deferred dry-dock and special survey costs, net	1,622	1,334
Prepayments and other non-current assets	75	25
Total other non-current assets	3,497	2,709
Total assets	$166,313	$197,976

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,580	$7,555
Trade accounts payable	1,695	1,531
Due to related parties	990	1,120
Hire collected in advance	1,173	—
Accrued and other liabilities	646	1,124
Total current liabilities	10,084	11,330

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	55,370	78,855
Total non-current liabilities	55,370	78,855

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 403,631 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2023 and 303,631 at September 30, 2024)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,542,547 shares issued and outstanding as at December 31, 2023 and 10,639,536 at September 30, 2024, respectively)	11	11
Additional paid-in capital	110,799	103,565
Accumulated deficit	(14,270)	(2,253)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	96,540	101,323
Non-controlling interest	4,319	6,468
Total stockholders’ equity	100,859	107,791
Total liabilities and stockholders’ equity	$166,313	$197,976

Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	Nine months ended September 30,
	2023	2024
Cash flows from operating activities:
Net income	$14,950	$12,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,951	5,000
Amortization and write-off of special survey costs	274	292
Allowance for credit losses	(97)	—
Amortization and write-off of financing costs	185	177
Amortization of restricted common stock grants	120	26
Loss from debt extinguishment	287	—
Gain from financial derivative instrument	59	—
Gain on sale of vessels, net	(8,017)	—
Changes in assets and liabilities:
Inventories	129	(63)
Due from related parties	40	324
Trade accounts receivable, net	8,206	(4,369)
Prepayments and other assets	(53)	(345)
Insurance claim receivable	608	—
Special survey cost	(1,202)	(4)
Trade accounts payable	(157)	(164)
Hire collected in advance	580	(1,173)
Accrued and other liabilities	122	479
Net cash provided by operating activities	$19,985	$12,553

Cash flow from investing activities:
Proceeds from the sale of vessel, net	24,291	—
Vessel acquisitions	(28,500)	(44,969)
Ballast water treatment system installation	(630)	—
Vessel additions	(99)	(24)
Short-term investment in time deposits	—	3,000
Net cash used in investing activities	$(4,938)	$(41,993)

Cash flows from financing activities:
Proceeds from long-term debt	34,500	31,000
Repayment of long-term debt	(23,178)	(5,360)
Contributions from non-controlling interests to Joint Venture	4,520	5,880
Partial redemption of Series A Convertible Preferred shares	—	(2,500)
Repayment of promissory note	(6,000)	—
Financial derivative instrument	561	—
Payment of financing costs	(262)	(357)
Preferred stock dividends paid	(601)	(538)
Common stock re-purchase program	(677)	(816)
Deemed dividend	—	(7,493)
Net cash provided by financing activities	$8,863	$19,816

Net increase/(decrease) in cash and cash equivalents and restricted cash	23,910	(9,624)
Cash and cash equivalents and restricted cash at the beginning of the period	10,189	36,339
Cash and cash equivalents and restricted cash at the end of the period	$34,099	$26,715

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$3,853	$4,791
Non-cash financing activities – common stock issuance for “Konkar Venture” acquisition	—	1,382
Unpaid portion of financing costs	16	—
Unpaid portion of Special survey cost	224	—
Unpaid portion of Ballast water treatment system installation	166	—

Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs at September 30, 2024 of $86.4 million includes $33.4 million of bank loans, net of deferred financing costs with our two dry bulk joint ventures. Pursuant to our loan agreements, as of September 30, 2024, we were required to maintain a minimum cash balance of $1.35 million. Total cash and cash equivalents, including the minimum liquidity and cash that has been classified as a short-term investment in time deposits, aggregated to $43.7 million as of September 30, 2024.

	December 31,	September 30,
	2023	2024
Funded debt, net of deferred financing costs	$60,950	$86,410
Total funded debt	$60,950	$86,410

On July 30,2024, we agreed with an existing lender to refinance the Seventhone Corp. (“Pyxis Theta”) outstanding debt of $10.75 million. The amended agreement provides a five year amortizing bank loan with similar quarterly repayment with a maturity of July 2029 and reduced pricing to SOFR plus 2.40% (from 3.35%). In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding $16.5 million loan to the Eleventhone Corp. (“Pyxis Lamda”).

On August 5, 2024, we issued 267,857 restricted common shares to entities affiliated with our Chairman and Chief Executive Officer, Mr. Valentis as part of the consideration paid in connection with the joint venture acquisition of the “Konkar Venture”.

On September 30, 2024, our weighted average interest rate on our total funded debt for the three months ended September 30, 2024 was 7.77% and on the same date the weighted average interest margin was 2.38%. At that date, we had short-term interest-bearing investments of $17.0 million. Our next loan maturity is scheduled for December, 2026 with a balloon principal payment of $12.2 million due on the “Pyxis Lamda”.

On September 30, 2024, we had a total of 10,639,536 common shares issued and outstanding of which 56.4% were beneficially owned by Mr. Valentis, 303,631 7.75% Series A Cumulative Convertible Preferred Shares (the “Preferred Shares”) (Nasdaq Cap Mkts: PXSAP), which had a conversion price of $5.60, and 1,591,062 warrants (Nasdaq Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

During the quarter ended September 30, 2024, we repurchased 87,088 PXS common shares at an average price of $5.01 per share, including brokerage commissions, or $437 thousand in total. By quarter close, we had acquired a total of 502,459 PXS common shares for an aggregate purchase price (including brokerage commissions) of $2.06 million under the authorized $3.0 million common share re-purchase program which is scheduled to expire on May 16, 2025.

Subsequent Events:

After the quarter ended September 30, 2024, 460 Preferred Shares were converted which resulted in the issuance of 2,053 common shares. In addition, 1,474 non-tradeable underwriter’s warrants were exercised which resulted in the issuance of 1,403 of our publicly traded warrants (Nasdaq Cap Mkts: PXSAW).

On September 6, 2024, the Company’s Board of Directors approved the redemption of all the remaining outstanding Series A Convertible Preferred Shares with redemption date of October 20, 2024. On the redemption date, the Company paid $7.6 million to redeem the outstanding 303,171 Series A Convertible Preferred Shares. Upon redemption, all the outstanding Series A Convertible Preferred Shares were cancelled, the right to convert into 1,353,442 common shares was extinguished and monthly cash dividends with respect to these shares were no longer payable.

After the quarter ended September 30, 2024, and as of November 20, 2024 we have repurchased an additional 78,355 PXS common shares at an average price of $4.57 per share, including brokerage commissions, or an incremental $358 thousand under the share buy-back program. After these additional open market purchases, as of November 20, 2024, we had 10,563,234 common shares outstanding of which 56.8% was beneficially owned by Mr. Valentis.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges, such as interest income, loss from debt extinguishment, loss from financial derivative instrument and gain from sales of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Income to EBITDA and Adjusted EBITDA:

	Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars)	2023	2024	2023	2024
Reconciliation of Net income to EBITDA and Adjusted EBITDA

Net income	$3,080	$3,478	$14,950	$12,373

Depreciation	1,317	1,905	3,951	5,000

Amortization of special survey costs	98	98	274	292

Interest and finance costs	1,393	1,825	4,201	4,898

EBITDA	$5,888	$7,306	$23,376	$22,563

Interest income	(386)	(568)	(799)	(1,829)

Loss from debt extinguishment	—	—	287	—

Loss from financial derivative instrument	—	—	59	—

Gain from the sale of vessels, net	—	—	(8,017)	—

Adjusted EBITDA	$5,502	$6,738	$14,906	$20,734

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. TCE Revenues are calculated by presenting Revenues, net after deducting Voyage related costs and commissions. We calculate daily TCE by dividing TCE Revenues, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not calculated in accordance with U.S. GAAP.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex, Utilization and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended September 30,		Nine months ended September 30,
		2023	2024	2023	2024
Eco-Efficient MR2:
(2024: 3 vessels)	Daily TCE :	28,024	29,826	25,941	31,492
(2023: 4 vessels)	Opex per day:	6,513	7,228	6,805	7,193
	Utilization % :	98.5%	98.6%	96.3%	98.3%
Eco-Modified MR2:
(2024: n/a)	Daily TCE :	n/a	n/a	17,058	n/a
(2023: 1 vessel)	Opex per day:	n/a	n/a	9,327	n/a
	Utilization % :	n/a	n/a	79.3%	n/a
MR Fleet:
(2024: 3 vessels) *	Daily TCE :	28,024	29,826	25,404	31,492
(2023: 5 vessels) *	Opex per day:	6,533	7,228	6,981	7,193
	Utilization % :	98.5%	98.6%	95.0%	98.3%

Average number of MR vessels *		4.0	3.0	4.3	3.0

Dry-bulk:
(2024: 3 vessels) *	Daily TCE :	n/a	13,841	n/a	16,946
(2023: n/a)	Opex per day:	n/a	6,417	n/a	6,617
	Utilization % :	n/a	93.1%	n/a	85.3%

Average number of Dry-bulk vessels *		n/a	3.0	n/a	2.2

(Amounts in U.S. dollars per day)		Three months ended September 30,		Nine months ended September 30,
		2023	2024	2023	2024
Total Fleet:
(2024: 6 vessels) *	Daily TCE :	28,024	22,060	25,404	25,870
(2023: 5 vessels) *	Opex per day:	6,533	6,824	6,981	6,951
	Utilization % :	98.5%	95.8%	95.0%	92.8%

Average number of vessels *		4.0	6.0	4.3	5.2

As of November 20, 2024, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi” delivered to our joint venture on September 14, 2023, “Konkar Asteri” delivered on February 15, 2024 and “Konkar Venture” delivered to our joint venture on June 28, 2024. During 2023 and 2024, the vessels in our fleet were employed under time and spot charters.

*

a) The Eco-Modified MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

b) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

c) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

d) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August.

Conference Call and Webcast

Today, Friday, November 22, 2024, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13750105. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Webcast:

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Friday, November 29, 2024.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/51620

Pyxis Tankers Fleet (as of November 20, 2024)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda	SPP / S. Korea	MR2	50,145	2017	Spot	n/a	n/a
Pyxis Theta	SPP / S. Korea	MR2	51,795	2013	Spot	n/a	n/a
Pyxis Karteria (2)	Hyundai / S. Korea	MR2	46,652	2013	Time	24,500	Sep 2025
			148,592
Dry-bulk fleet
Konkar Ormi (3)	SKD / Japan	Ultramax	63,520	2016	Time	14,000	Nov 2024
Konkar Asteri	JNYS / China	Kamsarmax	82,013	2015	Time	n/a	n/a
Konkar Venture (4)	JNYS / China	Kamsarmax	82,099	2015	Time	10,000	Mar 2025
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Karteria” was fixed on a time charter for a minimum of 6 and a maximum of 9 months, at $24,500 per day.

3) “Konkar Ormi” was fixed on a time charter for 20 - 25 days, at $14,000 per day, plus $45,800 scrubber compensation.

4) “Konkar Venture” was fixed on time charter for 120 – 130 days, at $10,000 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of mid-sized eco-vessels consisting of three MR product tankers engaged in the seaborne transportation of refined petroleum products and other bulk liquids, and three dry-bulk carriers, including controlling interests in two dry-bulk joint ventures that own a Kamsarmax and Ultramax carrier, respectively, and one 100% owned Kamsarmax vessel, which transport a broad range of dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com